VIA EDGAR

December 5, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Ada D. Sarmento, Esq.

    Erin Jaskot, Esq.

Re:	Odonate Therapeutics, LLC

Registration Statement on Form S-1 (File No. 333-221533)

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed initial public offering of shares of common stock of Odonate Therapeutics, LLC (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on December 6, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 27, 2017, through the date hereof:

Preliminary Prospectus dated November 27, 2017:

3,100 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN SACHS & CO. LLC
JEFFERIES LLC

As Representatives of the several Underwriters

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Adam Greene
Name:	Adam Greene
Title:	Vice President

By:	JEFFERIES LLC

By:	/s/ Michael Brinkman
Name:	Michael Brinkman
Title:	Managing Director

Signature Page to Acceleration Request Letter